

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

January 29, 2018

Via E-mail
Mr. Michael Taff
Chief Financial Officer
Chicago Bridge & Iron Company N.V.
Prinses Beatrixlaan 35
2595 AK The Hague
The Netherlands

> **Re: Chicago Bridge & Iron Company N.V.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed March 1, 2017**
> **File No. 1-12815**

Dear Mr. Taff:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief

Office of Manufacturing and
Construction